43 Main Street S.E., Suite 506
     [LOGO]                                         Minneapolis, Minnesota 55414
TAYLOR INVESTMENT                                            Phone: 612-331-6929
   CORPORATION                                                 Fax: 612-331-6922
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              QUALITY REAL ESTATE PRODUCTS AND SERVICES SINCE 1979


                                 March 27, 2003


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Neil Miller
   Division of Corporation Finance

         RE:      TAYLOR INVESTMENT CORPORATION (THE "COMPANY")
                  REGISTRATION STATEMENT ON FORM S-2
                  (REG. NO. 333-89426)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. The Company has elected not to proceed with the offering related to the above referenced Registration Statement due to general market conditions and a determination by the Company that it would not be in the Company's best interest to proceed at this time.

         Please be advised that the above Registration Statement was never declared effective. In addition, although the Company printed preliminary prospectuses in July 2002, they were circulated in a very limited manner only at that time, and no offers or sales were made under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

         Please direct all inquiries to Philip T. Colton at (612) 347-0729.

Very truly yours,

TAYLOR INVESTMENT CORPORATION

/s/  Philip C. Taylor
--------------------------------
Philip C. Taylor
Chief Executive Officer

cc:      Philip T. Colton, Esq.